March 23, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 4 Filed February 14, 2007
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to comments two, 33, 34, and 35 from our letter of January 17, 2007 with respect to the valuation of the proposed acquisition. It does not

appear that there are any valuations of the assets to be acquired that do not assume the development of the properties (and the necessary injection of capital in order to fund such development).

Therefore, if the net present value of the properties is dependent upon such properties' development, if TEC is not able to develop such properties, it would appear that the value of such properties immediately prior to the consummation of an acquisition by Platinum would be less than that provided for by the PV-10 analysis you have supplied and was relied upon by C.K. Cooper.

Because the value of the assets that you acquire must have equal at least 80% of your net assets <u>at the time of such acquisition</u> (i.e., not after closing), if Platinum is paying $102 million for assets that may reach their valuation potential only with an additional $42 million capital infusion, it would appear that such assets are viewed by Platinum's management as worth only $62 million and, as a result, do not meet the 80% test.

Please advise and revise your proxy statement as appropriate.

2. Please disclose with specificity in the forefront of your summary section the basis for the Platinum board's recommendation that shareholders pay a 63% premium over the price that the current management of Tandem paid itself in a related party transaction on June 8, 2005, when it rolled up TEC and Shamrock into the then-dormant public shell "Pacific Medical Group."

   Specifically address the following factors:

   - The price of oil is very near what it was on June 8, 2005, suggesting that the valuation should be in a comparable range;

   - However, Tandem has been extracting oil from the properties for the last two years, suggesting that such depletion of resources should taken away from the valuation; and

   - Also, many potential liabilities appear to exist in connection with the proposed acquisition, as disclosed in your proxy statement, that did not exist when such assets were rolled up into the dormant public shell, which also suggests that the valuation should be less than that paid on June 8, 2005.

3. We reissue comment four from our letter of January 17, 2007. We note your response that "management is not <u>currently</u> contemplating any repurchases of Platinum Common Stock outside of Rule 10b-18" but the Staff requested disclosure beyond management's current intent.

Please advise the Staff as to whether there have been any discussions by Platinum's management for repurchases of Platinum Common Stock outside of Rule 10b-18. If so, please disclose the existence of any potential repurchases.

Further, please disclose all communications sent and received by the company, its representatives, and management with any other party with respect to any stockholder's intention to vote against the proposed transaction with Tandem and convert its shares.

4. We reissue comment five from our letter of January 17, 2007. We note your response and added disclosure however they appear to address the issuance of such shares as opposed to the offer. Accordingly, we reissue.

We note your disclosure that, pursuant to the terms of the restructured transaction, Platinum has offered a total of 714,286 shares of Platinum common stock, to be issued in semi-annual installments commencing upon the closing of the proposed acquisition. Please disclose the whether Platinum claims such offer was exempt from registration and, if so, the basis of such exemption. We may have further comment.

5. We reissue comment nine from our letter of January 17, 2007, which was a reissuance of comment three from our letter of September 15, 2006. We note your response to comment nine that:

"…given Mr. Kostiner's background as an energy trader and his personal beliefs that profits in this industry can be gained from hedging, it was Platinum's then current intention to employ hedging, to a greater or lesser extent depending upon its suitability to the target business chosen, following the consummation of a business combination."

The Staff could find no reference to Mr. Kostiner's personal beliefs in your IPO prospectus "that profits in this industry can be gained from hedging."

Please revise the Proxy Statement to disclose the extent to which Platinum's IPO Prospectus disclosed both that Platinum's business plan was to "buy a company with hard assets and employ hedging 'as much as the banks will let us,'" employ "aggressive hedging and other maneuvers" and that Mr. Kostiner "has the know-how and contacts to pull it off." If the IPO Prospectus did not discuss these matters, please revise the Proxy Statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure.

6. We note your response to comment 11 from our January 17, 2007 letter. Please include such response as disclosure within your proxy statement.

7. We note your response to comment 22 from our letter of January 17, 2007 and your addition of the risk factor noted on page 30. Risk factors should not include mitigating statements. Please remove all mitigating statements from such risk factor.

8. We note the statement contained in your prior response letter that the prior owners of TEC and Shamrock discovered in May 2005 that 20 million shares of the public shell were "invalidly" issued to Lyle Mortensen due to a lack of consideration. Please provide the Staff with a legal analysis as to lack of consideration for such shares. We note in particular your disclosure that Mortensen supplied services to the public shell as its sole director until March 30, 2005.

9. We note the statement contained in your prior response letter that Williams and Mortensen were "fully reimbursed" for their purchase of Pacific Medical Group. Please include as disclosure within your Proxy Statement and include the basis for such statement.

10. We note the statement contained in your prior response letter that Williams and Mortensen acquired the "public shell" that is now Tandem from John Karlsson, Esq., an attorney in Vancouver, British Columbia, Canada. Please disclose the manner by which such public shell was acquired.

11. We note the statement contained in your prior response letter that "it is due to a confluence of circumstances that Tandem's current management did not obtain any agreements or other documentation relating to the change in control of Las Vegas Major League Sports, Inc. and Pacific Medical Group, Inc. rather than total disregard for corporate diligence."

    We also note however, that the consideration to be paid was a combination of cash and stock, and further, that the subsequent acquisition of the Texas corporation was to be effected by the public shell through an exchange of shares.

    Moreover, we note your response that, in mid-May 2005, Messrs. Culp and Cunningham began to request the shell company's corporate governance documents from various parties and found that much was missing.

    Please provide disclosure to discuss the reasons why, in light of the fact that the prior owners of TEC and Shamrock suspected that they were not in possession of all material documents relating to the corporate structure of the public shell, they determined to

12. We note the statement contained in your prior response letter that, "it is expected that Tandem's legal counsel will request various customary qualifications, exceptions and limitations to its opinion with respect to, among other things, prior issuances of stock by Tandem and pending, threatened or possible litigation…and…the opinion will be negotiated to a form acceptable to Platinum."

Moreover, we note your statement that Tandem's management "was able to locate some documentation in the nature of sparse corporate minutes and transfer agent records dating from approximately March 1, 2005 and going forward, but they did not locate any documentation for the time prior to that date."

The form of the opinion to be delivered in this transaction appears to be a material item of disclosure to be included any Proxy Statement mailed in light of the structure of the transaction as an asset purchase as well as the limitations and lack of documentation and disclosure containing the predecessor's operations and capitalization.

Therefore, it is unclear how such a qualified accepted and limited opinion would be sufficient to comply all applicable federal and state securities laws.

Please disclose how such an opinion may be delivered.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 8

13. We note your response to comment 23 and the added disclosure on pages 12 and 41. In these same locations, please disclose the price of a barrel of oil on June 8, 2005, the date the principals of Tandem acquired the assets of TEC and Shamrock from themselves by means of a related party transaction, and disclose the current price of a barrel of oil, updated to the date of your next amendment.

Legal Proceedings, pages 93 and 100

14. Please update your disclosure to the latest practicable date. Additionally, please reinsert the disclosure you have removed with respect to the Texas and Nevada court actions and update as necessary.

The Asset Acquisition Proposal, page 39

15. We note the statements in this section and throughout the proxy statement that the fairness opinion is addressed only to the board of directors and that C. K. Cooper has no legal responsibilities to any other entity. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. C. K. Cooper has consented to the fairness opinion being included with the proxy statement and therefore shareholders should be able to rely upon such opinion. We may have further comment.

Closing Comments

As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500